SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pennsylvania Real Estate Investment Trust
(Name of Issuer)

Common Shares of Beneficial Interest, par value $1.00 per share
(Title of Class of Securities)

709102107
(CUSIP Number)

Steven J. Pully

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 26 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709102107	SCHEDULE 13D	Page 2 of 26 Page

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,936,703 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,936,703 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,936,703 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D	Page 3 of 26 Page

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 157,086 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 157,086 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 157,086 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D	Page 4 of 26 Page

1	NAME OF REPORTING PERSON Black Diamond SRI Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,100 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,100 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 56,100 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D	Page 5 of 26 Page

1	NAME OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,294,992 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,294,992 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,294,992 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D	Page 6 of 26 Page

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,751,660 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,751,660 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,751,660 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 709102107	SCHEDULE 13D	Page 7 of 26 Page

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,751,660 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,751,660 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,751,660 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D	Page 8 of 26 Page

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,751,660 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,751,660 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,751,660 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D	Page 9 of 26 Page

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,751,660 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,751,660 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,751,660 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 709102107	SCHEDULE 13D	Page 10 of 26 Page

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common shares of beneficial interest, par value $1.00 per share ("Common Shares"), of Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (the "Issuer"). The address of the Issuer's principal executive office is 200 South Broad Street, Philadelphia, Pennsylvania 19102.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("DOF"); (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("OFF"); (iii) Black Diamond SRI Offshore Ltd., a Cayman Islands exempted company ("SRI"); (iv) Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company ("ROF" and together with DOF, OFF and SRI, the "Funds"); (v) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"); (vi) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital ("Asgard II"); (vii) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II ("Asgard I"); and (viii) Clint D. Carlson, a citizen of the United States of America ("Mr. Carlson" and together with the Funds, Carlson Capital, Asgard II and Asgard I, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the "Accounts"). The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

CUSIP No. 709102107	SCHEDULE 13D	Page 11 of 26 Page

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $85,288,812 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Common Shares because they believed that the Common Shares reported herein, when purchased, represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the Common Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 709102107	SCHEDULE 13D	Page 12 of 26 Page

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 4,751,660 Common Shares. Based upon a total of 68,741,417 Common Shares outstanding as of April 21, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2014, filed with the Securities and Exchange Commission on April 25, 2014, the Reporting Persons' shares represent approximately 6.9% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 2,936,703 Common Shares reported herein as owned by DOF, (ii) the 157,086 Common Shares reported herein as owned by OFF, (iii) the 56,100 Common Shares reported herein as owned by SRI, (iv) the 1,294,992 Common Shares reported herein as owned by ROF, and (v) an additional 306,779 Common Shares held in the Accounts.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated May 12, 2014.

CUSIP No. 709102107	SCHEDULE 13D	Page 13 of 26 Page

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2014

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND SRI OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 709102107	SCHEDULE 13D	Page 14 of 26 Page

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.
By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

By: /s/ Clint D. Carlson____________________
Name: Clint D. Carlson

CUSIP No. 709102107	SCHEDULE 13D	Page 15 of 26 Page

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Shares.

Asgard I

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 709102107	SCHEDULE 13D	Page 16 of 26 Page

Appendix B

TRANSACTIONS IN THE ISSUER’S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST SIXTY DAYS

The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/5/2014	15,985	18.1534
3/5/2014	2,180	17.6
3/10/2014	600	17.9132
3/12/2014	30,276	17.5
3/12/2014	15,138	17.75
3/12/2014	15,138	17.7784
3/13/2014	16,652	17.8794
3/13/2014	1,514	17.9236
3/13/2014	12,110	17.9115
3/13/2014	900	17.8849
3/14/2014	30,276	17.7404
3/14/2014	31,487	17.7433
3/14/2014	2,664	17.7476
3/14/2014	1,400	17.7521
3/13/2014	15,138	17.9943
3/13/2014	12,110	18
3/17/2014	3,028	17.5866
3/17/2014	30,276	17.58
3/17/2014	900	17.6935
3/18/2014	13,783	17.83
3/18/2014	372	17.83
3/18/2014	984	17.83
3/18/2014	500	17.8518
3/18/2014	(1,560)	17.8648
3/19/2014	(100)	17.692
3/20/2014	300	17.2908
3/25/2014	(300)	17.7012
3/26/2014	13,322	17.3028
3/26/2014	1,816	17.3
3/26/2014	8,258	17.3453
3/26/2014	2,270	17.4128
3/26/2014	4,610	17.3986
3/26/2014	(100)	17.3756
3/26/2014	(230)	17.3698

CUSIP No. 709102107	SCHEDULE 13D	Page 17 of 26 Page

3/27/2014	3,028	17.3808
3/27/2014	12,110	17.4821
3/28/2014	122	17.8
3/28/2014	36,209	17.8203
3/28/2014	122	17.92
3/28/2014	10,777	17.9512
3/28/2014	4,239	17.9915
3/28/2014	800	17.8592
3/31/2014	5,096	17.9742
3/31/2014	20,744	17.9744
3/31/2014	700	18.0623
4/3/2014	(600)	17.9275
4/14/2014	1,300	17.3147
4/15/2014	(3,235)	17.1253
4/15/2014	(21,610)	17.1253
4/15/2014	(786)	17.1253
4/15/2014	(926)	17.0952
4/15/2014	(6,201)	17.0952
4/15/2014	(225)	17.0952
4/15/2014	(1,019)	17.127
4/15/2014	(6,820)	17.127
4/15/2014	(249)	17.1269
4/15/2014	(496)	17.1296
4/15/2014	(3,318)	17.1296
4/15/2014	(121)	17.1295
4/15/2014	(22,385)	17.109
4/15/2014	(149,730)	17.109
4/15/2014	(5,448)	17.109
4/15/2014	(22)	17.0605
4/15/2014	(153)	17.0607
4/15/2014	(6)	17.0622
4/16/2014	(63,642)	17.2
4/16/2014	(8,371)	17.25
4/16/2014	(1,176)	17.25
4/16/2014	(781)	17.2508
4/16/2014	(110)	17.2508
4/16/2014	(116,414)	17.2
4/16/2014	(16,344)	17.2
4/16/2014	(3,100)	17.2705
4/17/2014	(2,900)	17.4878
4/21/2014	(3,180)	17.46
4/21/2014	(12,720)	17.455
4/21/2014	(7,637)	17.595
4/21/2014	(8,273)	17.5471
4/21/2014	(19,093)	17.43
4/21/2014	1,790	17.4823
4/22/2014	(15,910)	17.25

CUSIP No. 709102107	SCHEDULE 13D	Page 18 of 26 Page

4/22/2014	(800)	17.2918
4/24/2014	60,551	16.65
4/24/2014	466,000	16.65
4/24/2014	92	16.5862
4/24/2014	59,339	16.6
4/24/2014	1,120	16.5687
4/25/2014	110,908	16.79
4/25/2014	1,900	16.7512
4/28/2014	(1,890)	16.5809
4/29/2014	628	16.5
4/29/2014	14,063	16.5
4/29/2014	448	16.5
4/29/2014	660	16.3963
4/29/2014	14,794	16.3963
4/29/2014	471	16.3963
4/29/2014	403	16.3964
4/29/2014	9,000	16.3964
4/29/2014	288	16.3964
4/30/2014	186,400	16.4
4/30/2014	400	16.4342
4/30/2014	121,102	16.4
4/30/2014	7,690	16.4284
5/1/2014	9,689	16.6977
5/1/2014	3,571	16.7281
5/1/2014	23,131	16.7748
5/1/2014	1,900	16.6301
5/2/2014	900	16.8933
5/5/2014	(100)	16.9203
5/6/2014	200	16.8773
5/8/2014	300	17.2633

Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/5/2014	1,429	17.5
3/5/2014	715	17.75
3/12/2014	714	17.7784
3/12/2014	786	17.8794
3/12/2014	72	17.9236
3/13/2014	571	17.9115
3/13/2014	1,429	17.7404
3/13/2014	1,486	17.7433
3/14/2014	126	17.7476
3/14/2014	715	17.9943
3/14/2014	572	18
3/13/2014	143	17.5866

CUSIP No. 709102107	SCHEDULE 13D	Page 19 of 26 Page

3/13/2014	1,429	17.58
3/17/2014	651	17.83
3/17/2014	17	17.83
3/18/2014	46	17.83
3/18/2014	630	17.3028
3/18/2014	85	17.3
3/26/2014	389	17.3453
3/26/2014	109	17.4128
3/26/2014	217	17.3986
3/26/2014	143	17.3808
3/26/2014	572	17.4821
3/27/2014	5	17.8
3/27/2014	1,710	17.8203
3/28/2014	5	17.92
3/28/2014	509	17.9512
3/28/2014	201	17.9915
3/28/2014	1,429	17.5
3/28/2014	715	17.75
3/31/2014	242	17.9742
3/31/2014	978	17.9744
4/15/2014	(151)	17.1253
4/15/2014	(1,021)	17.1253
4/15/2014	(34)	17.1253
4/15/2014	(43)	17.0952
4/15/2014	(294)	17.0952
4/15/2014	(12)	17.0952
4/15/2014	(49)	17.127
4/15/2014	(322)	17.127
4/15/2014	(12)	17.1269
4/15/2014	(23)	17.1296
4/15/2014	(158)	17.1296
4/15/2014	(6)	17.1295
4/15/2014	(1,059)	17.109
4/15/2014	(7,072)	17.109
4/15/2014	(259)	17.109
4/15/2014	(2)	17.0605
4/15/2014	(7)	17.0607
4/16/2014	(3,008)	17.2
4/16/2014	(396)	17.25
4/16/2014	(55)	17.25
4/16/2014	(36)	17.2508
4/16/2014	(6)	17.2508
4/16/2014	(5,498)	17.2
4/16/2014	(775)	17.2
4/21/2014	(151)	17.46
4/21/2014	(600)	17.455

CUSIP No. 709102107	SCHEDULE 13D	Page 20 of 26 Page

4/21/2014	(360)	17.595
4/21/2014	(392)	17.5471
4/21/2014	(902)	17.43
4/22/2014	(752)	17.25
4/24/2014	2,859	16.65
4/24/2014	34,000	16.65
4/24/2014	4	16.5862
4/24/2014	2,802	16.6
4/24/2014	53	16.5687
4/25/2014	8,092	16.79
4/29/2014	29	16.5
4/29/2014	664	16.5
4/29/2014	21	16.5
4/29/2014	31	16.3963
4/29/2014	697	16.3963
4/29/2014	22	16.3963
4/29/2014	19	16.3964
4/29/2014	425	16.3964
4/29/2014	13	16.3964
4/30/2014	13,600	16.4
4/30/2014	5,718	16.4
4/30/2014	363	16.4284
5/1/2014	459	16.6977
5/1/2014	168	16.7281
5/1/2014	1,092	16.7748

Black Diamond SRI Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/3/2014	2,600	18.3763
3/3/2014	5,600	18.3763
3/6/2014	600	18.4413
3/13/2014	700	17.8849
3/13/2014	900	17.8849
3/14/2014	1,800	17.7521
3/17/2014	1,900	17.6935
3/18/2014	1,000	17.8518
3/19/2014	500	17.692
3/26/2014	100	17.3756
3/27/2014	900	17.6003
3/28/2014	1,000	17.8592
3/31/2014	1,600	18.0623
4/1/2014	700	18.126
4/2/2014	600	18.1371
4/2/2014	400	18.1371
4/2/2014	800	18.1371

CUSIP No. 709102107	SCHEDULE 13D	Page 21 of 26 Page

4/3/2014	(100)	17.9275
4/7/2014	(300)	18.0724
4/7/2014	(300)	18.0724
4/16/2014	(5,700)	17.2705
4/17/2014	(5,500)	17.4878
4/22/2014	(1,000)	17.2918
4/23/2014	(400)	17.0894
4/25/2014	3,500	16.7512
4/29/2014	(100)	16.4394
4/30/2014	1,200	16.4342
5/1/2014	3,900	16.6301
5/2/2014	200	16.8933
5/5/2014	100	16.9203

Black Diamond Relative Value Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/5/2014	9,321	18.1534
3/5/2014	1,271	17.6
3/6/2014	2,100	18.4413
3/7/2014	(100)	18.2859
3/10/2014	100	17.9132
3/12/2014	17,653	17.5
3/12/2014	8,826	17.75
3/12/2014	8,827	17.7784
3/13/2014	9,709	17.8794
3/13/2014	882	17.9236
3/13/2014	7,062	17.9115
3/13/2014	6,700	17.8849
3/14/2014	17,653	17.7404
3/14/2014	18,360	17.7433
3/14/2014	1,553	17.7476
3/14/2014	6,600	17.7521
3/13/2014	8,826	17.9943
3/13/2014	7,062	18
3/17/2014	1,765	17.5866
3/17/2014	17,653	17.58
3/17/2014	7,200	17.6935
3/18/2014	8,087	17.83
3/18/2014	195	17.83
3/18/2014	545	17.83
3/18/2014	3,400	17.8518
3/19/2014	1,800	17.692
3/20/2014	(100)	17.2908
3/24/2014	(100)	17.6693
3/25/2014	(100)	17.7012

CUSIP No. 709102107	SCHEDULE 13D	Page 22 of 26 Page

3/26/2014	7,767	17.3028
3/26/2014	1,059	17.3
3/26/2014	4,813	17.3453
3/26/2014	1,323	17.4128
3/26/2014	2,690	17.3986
3/27/2014	1,765	17.3808
3/27/2014	7,061	17.4821
3/27/2014	3,500	17.6003
3/28/2014	70	17.8
3/28/2014	21,114	17.8203
3/28/2014	70	17.92
3/28/2014	6,285	17.9512
3/28/2014	2,471	17.9915
3/28/2014	3,900	17.8592
3/31/2014	2,970	17.9742
3/31/2014	12,097	17.9744
3/31/2014	6,000	18.0623
4/1/2014	2,600	18.126
4/3/2014	100	17.9275
4/7/2014	(1,400)	18.0724
4/15/2014	(1,683)	17.1253
4/15/2014	(10,862)	17.1253
4/15/2014	(366)	17.1253
4/15/2014	(483)	17.0952
4/15/2014	(3,118)	17.0952
4/15/2014	(105)	17.0952
4/15/2014	(530)	17.127
4/15/2014	(3,429)	17.127
4/15/2014	(114)	17.1269
4/15/2014	(260)	17.1296
4/15/2014	(1,669)	17.1296
4/15/2014	(56)	17.1295
4/15/2014	(11,654)	17.109
4/15/2014	(75,282)	17.109
4/15/2014	(2,535)	17.109
4/15/2014	(11)	17.0605
4/15/2014	(76)	17.0607
4/15/2014	(3)	17.0622
4/16/2014	(32,067)	17.2
4/16/2014	(4,263)	17.25
4/16/2014	(546)	17.25
4/16/2014	(398)	17.2508
4/16/2014	(51)	17.2508
4/16/2014	(59,288)	17.2
4/16/2014	(7,605)	17.2
4/16/2014	(22,100)	17.2705

CUSIP No. 709102107	SCHEDULE 13D	Page 23 of 26 Page

4/17/2014	(19,900)	17.4878
4/21/2014	(1,604)	17.46
4/21/2014	(6,420)	17.455
4/21/2014	(3,848)	17.595
4/21/2014	(4,169)	17.5471
4/21/2014	(9,620)	17.43
4/22/2014	(8,017)	17.25
4/22/2014	(5,200)	17.2918
4/23/2014	(1,500)	17.0894
4/24/2014	35,307	16.65
4/24/2014	52	16.5862
4/24/2014	34,601	16.6
4/24/2014	654	16.5687
4/25/2014	13,500	16.7512
4/29/2014	381	16.5
4/29/2014	8,198	16.5
4/29/2014	248	16.5
4/29/2014	400	16.3963
4/29/2014	8,625	16.3963
4/29/2014	262	16.3963
4/29/2014	244	16.3964
4/29/2014	5,246	16.3964
4/29/2014	158	16.3964
4/29/2014	100	16.4394
4/30/2014	4,500	16.4342
4/30/2014	70,613	16.4
4/30/2014	4,484	16.4284
5/1/2014	5,649	16.6977
5/1/2014	2,083	16.7281
5/1/2014	13,487	16.7748
5/1/2014	14,300	16.6301
5/2/2014	4,100	16.8933
5/5/2014	200	16.9203
5/6/2014	(500)	16.8773
5/8/2014	100	17.2633

Accounts

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/3/2014	(1,528)	18.3763
3/3/2014	(1,172)	18.3763
3/5/2014	339	18.1534
3/5/2014	46	17.6
3/6/2014	1,529	18.4413
3/6/2014	1,171	18.4413
3/7/2014	(566)	18.2859
3/7/2014	(434)	18.2859

CUSIP No. 709102107	SCHEDULE 13D	Page 24 of 26 Page

3/12/2014	(57)	17.581
3/12/2014	(43)	17.581
3/12/2014	642	17.5
3/12/2014	321	17.75
3/12/2014	321	17.7784
3/13/2014	4,416	17.8849
3/13/2014	3,384	17.8849
3/13/2014	353	17.8794
3/13/2014	32	17.9236
3/13/2014	257	17.9115
3/13/2014	321	17.9943
3/13/2014	256	18
3/14/2014	4,869	17.7521
3/14/2014	3,731	17.7521
3/14/2014	642	17.7404
3/14/2014	667	17.7433
3/14/2014	57	17.7476
3/17/2014	5,209	17.6935
3/17/2014	3,991	17.6935
3/17/2014	64	17.5866
3/17/2014	642	17.58
3/18/2014	2,604	17.8518
3/18/2014	1,996	17.8518
3/18/2014	291	17.83
3/18/2014	29	17.83
3/19/2014	962	17.692
3/19/2014	738	17.692
3/20/2014	170	17.2908
3/20/2014	130	17.2908
3/24/2014	(57)	17.6693
3/24/2014	(43)	17.6693
3/25/2014	(57)	17.7012
3/25/2014	(43)	17.7012
3/26/2014	281	17.3028
3/26/2014	40	17.3
3/26/2014	175	17.3453
3/26/2014	48	17.4128
3/26/2014	98	17.3986
3/27/2014	2,435	17.6003
3/27/2014	1,865	17.6003
3/27/2014	64	17.3808
3/27/2014	257	17.4821
3/28/2014	2,321	17.8592
3/28/2014	1,779	17.8592
3/28/2014	3	17.8
3/28/2014	767	17.8203

CUSIP No. 709102107	SCHEDULE 13D	Page 25 of 26 Page

3/28/2014	3	17.92
3/28/2014	229	17.9512
3/28/2014	89	17.9915
3/31/2014	4,303	18.0623
3/31/2014	3,297	18.0623
3/31/2014	107	17.9742
3/31/2014	441	17.9744
4/1/2014	1,812	18.126
4/1/2014	1,388	18.126
4/2/2014	3,510	18.1371
4/2/2014	2,690	18.1371
4/3/2014	566	17.9275
4/3/2014	434	17.9275
4/7/2014	(906)	18.0724
4/7/2014	(694)	18.0724
4/15/2014	(84)	17.1253
4/15/2014	(431)	17.1253
4/15/2014	(26)	17.0952
4/15/2014	(124)	17.0952
4/15/2014	(26)	17.127
4/15/2014	(139)	17.127
4/15/2014	(12)	17.1296
4/15/2014	(66)	17.1296
4/15/2014	(585)	17.109
4/15/2014	(2,991)	17.109
4/15/2014	(2)	17.0605
4/15/2014	(4)	17.0607
4/16/2014	(16,301)	17.2705
4/16/2014	(12,499)	17.2705
4/16/2014	(1,283)	17.2
4/16/2014	(193)	17.25
4/16/2014	(18)	17.2508
4/16/2014	(2,676)	17.2
4/17/2014	(14,490)	17.4878
4/17/2014	(11,110)	17.4878
4/21/2014	(65)	17.46
4/21/2014	(260)	17.455
4/21/2014	(155)	17.595
4/21/2014	(166)	17.5471
4/21/2014	(385)	17.43
4/22/2014	(3,736)	17.2918
4/22/2014	(2,864)	17.2918
4/22/2014	(321)	17.25
4/23/2014	(1,132)	17.0894
4/23/2014	(868)	17.0894
4/24/2014	1,283	16.65

CUSIP No. 709102107	SCHEDULE 13D	Page 26 of 26 Page

4/24/2014	1	16.5862
4/24/2014	1,258	16.6
4/24/2014	24	16.5687
4/25/2014	9,795	16.7512
4/25/2014	7,505	16.7512
4/29/2014	30	16.5
4/29/2014	290	16.5
4/29/2014	32	16.3963
4/29/2014	306	16.3963
4/29/2014	19	16.3964
4/29/2014	185	16.3964
4/30/2014	3,284	16.4342
4/30/2014	2,516	16.4342
4/30/2014	2,567	16.4
4/30/2014	163	16.4284
5/1/2014	10,474	16.6301
5/1/2014	8,026	16.6301
5/1/2014	205	16.6977
5/1/2014	76	16.7281
5/1/2014	490	16.7748
5/2/2014	1,642	16.8933
5/2/2014	1,258	16.8933
5/5/2014	(113)	16.9203
5/5/2014	(87)	16.9203
5/6/2014	(906)	16.8773
5/6/2014	(694)	16.8773
5/8/2014	(113)	17.2633
5/8/2014	(87)	17.2633